November 28, 2006

File No. 82-34936
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington D.C.20549
U.S.A

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 through 8, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from September 1, 2006 to October 31, 2006 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

SUMCO CORPORATION

By
Name: Soichi Ishitoya
Title: General Manager
Public Relations & IR Department

List of material information made public in Japan from September 1, 2006 to October 31, 2006

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated September 12, 2006 with a title "Announcement of Commencement of Tender Offer."	TSE
Exhibit 2.	Press Release dated September 12, 2006 with a title "Notice of Dissolution and Liquidation of Our Subsidiary "	TSE
Exhibit 3.	Press Release dated September 12, 2006 with a title "Announcement of Revisions to Business Forecasts. "	TSE
Exhibit 4.	Press Release dated September 12, 2006 with a title "Financial Situation and Business Results at the End of the Second Quarter of Fiscal Year 2006 (ending January 31,2007)(Consolidated). "	TSE
Exhibit 5.	Press Release dated September 12, 2006 with a title "Financial Situation and Business Results at the End of the Second Quarter of Fiscal Year 2006 (ending January 31,2007)(Non-Consolidated). "	TSE
Exhibit 6.	Press Release dated October 10, 2006 with a title "SUMCO to build new 300mm crystal growing facility. "	TSE
Exhibit 7.	Press Release dated October 12, 2006 with a title "Announcement of Result of Tender Offer and Notice of Change in Subsidiary. "	TSE
Exhibit 8.	Semiannual Securities Report dated October 25, 2006 for interim the 8th Fiscal Year from February 1, 2006 to July 31, 2006 (brief description in English)	DKLFB

(*) "TSE" means Tokyo Stock Exchange.

"DKLFB" means Director-General of Kanto Local Finance Bureau.

September 12, 2006

To whom it may concern,

Company Name: SUMCO CORPORATION
Position of Representative: Kenjiro Shigematsu, President
Company Code: 3436 The 1st Section of the Tokyo Stock Exchange
Location of Principal Office: 1-2-1 Shibaura, Minato-ku, Tokyo
Contact Information:
Position of Person in Charge: General Manager of Public Relations & IR Dept.
Name: Soichi Ishitoya
Tel.: 03-5444-3915

Announcement of Commencement of Tender Offer

We hereby announce that it was resolved at the meeting of our Board of Directors held on September 12, 2006 that we will obtain shares of Komatsu Electronic Metals Co., Ltd. (Company Code: 5977, The 2nd Section of the Tokyo Stock Exchange; hereinafter the "Target Company") by means of tender offer (hereinafter the "Tender Offer") as follows:

1. Purposes of the Tender Offer

Both our company and the Target Company are manufacturers specializing in silicon wafers covering a wide range of products, from those with a large diameter of 300mm to those with a small, special and extremely-precise diameter. Currently, both companies are actively pursuing investment activities in order to improve their production capacities and enrich their product lineups. Our company is determined to build a close relationship with the Target Company who is doing above-mentioned business to become connected with the Target Company by means of capital ties, by way of buying out the Target Company from Komatsu Ltd. (Company Code: 6301, The 1st Section of the Tokyo Stock Exchange and the Osaka Stock Exchange, respectively; hereinafter called "Komatsu").

The aim of the new SUMCO Group is to improve our customer satisfaction levels by sharing integrated business strategies between two companies specializing in manufacturing silicon wafers and having similar elemental technologies which are complementary to each other. Moreover, we intend to establish a solid base on which to operate our business as one of the top-class silicon wafer suppliers, both in name and reality. We will do this by gaining customers' trust through generating a multiplier and synergetic effect which includes cost reduction in each area such as research and development, technology, production and distribution, by dramatically improving the

enriched product lineup, by enhancing our technical capabilities and by the enlargement of our capabilities to respond to customers.

At the meeting of the Board of Directors of the Target Company held on September 12, 2006, the Target Company resolved to consent to the Tender Offer.

Furthermore, in relation to the Tender Offer, we have obtained Komatsu's consent to apply to the Tender Offer for all the shares that it holds in the Target Company which are entitled to be offered for sale, the number of which is 18,702,900 shares (61.93% of the total number of issued shares).

The Target Company's share certificates are listed on the 2nd Section of the Tokyo Stock Exchange. However, the number of shares that we will tender for in the Tender Offer is limited to 15,402,000 Target Company's shares (51.00% of the total number of issued shares). Therefore, it is anticipated that some share certificates of the Target Company will remain listed even after the execution of the Tender Offer.

After the completion of the Tender Offer, we will consult with the Target Company and discuss the dispatch of directors to the Target Company, the change of firm name, the fiscal year of the Target Company, and other relevant matters.

2. Description of Tender Offer

(1) Description of Target Company (As of March 31, 2006)

(a) Firm name: Komatsu Electronic Metals Co., Ltd.
(b) Main business: Production and distribution of semiconductor silicon wafers
(c) Date of incorporation: April 18, 1960
(d) Location of principal office: 1324-2, Masuragahara-machi, Omura-shi, Nagasaki
(e) Representative: Takashi Abe, Representative Director
(f) Amount of capital: 11,636 million yen
(g) Large Shareholders and Ratio of Shareholding:

Komatsu Ltd.	61.93%
The Master Trust Bank of Japan, Ltd. (Trust Account)	2.07%
The Chase Manhattan Bank NA London SL Omnibus Account (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Securities Clearance Office)	1.57%
Komatsu Electronic Metals Co., Ltd. Employee Stock Ownership Plan	1.52%
Millennium (Standing agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd. Custody Service Division)	1.42%

JP Morgan Chase Bank 385067 (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Securities Clearance Office)	1.41%
Credit Suisse Luxembourg SA Depositary Bank (Standing agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd. Custody Service Division)	1.16%
Goldman Sachs International (Standing agent: The Goldman Sachs Group, Inc. Tokyo Branch)	0.94%
Komatsu Electronic Metals Co., Ltd. Cooperative Stock Ownership Plan	0.91%
Sumitomo Mitsui Banking Corporation	0.90%

(Note 1) The information on the details of the Target Company is based on the Annual Securities Report (*Yuka Shoken Hokokusho*) for the 61st fiscal term submitted by the Target Company on June 29, 2006.

(Note 2) The Ratio of Shareholding was calculated on the basis of the total number of issued shares of the Target Company as of March 31, 2006 (30,200,000 shares).

(Note 3) All the shares held by The Master Trust Bank of Japan, Ltd. (Trust Account) are shares held in connection with their trust services.

(Note 4) Fidelity Investments Japan Limited submitted a Substantial Shareholding Report (*Taiyo Hoyu Hokokusho*) as of April 14, 2006, reporting that it held 1,761,200 Target Company shares as of March 31, 2006. However, since the Target Company is unable to confirm the number of shares held by that company as of such date, the company is not included in the list of the Large Shareholders above.

(h) Relationship with our company:

Capital ties: Not applicable.

Personal ties: Not applicable.

Transaction ties: Not applicable.

(2) Kind of share certificates for the Tender Offer: Common Shares

(3) Tender Offer Period (TOB Period): From September 13, 2006 (Wednesday) until October 11, 2006 (Wednesday) (both inclusive; total 29 days)

(4) Price of Tender Offer: 2,400 yen per share

(5) Basis for the calculation of the Price of Tender Offer

Our offer price for the Tender Offer (i.e., 2,400 yen per share) was determined upon comprehensive consideration of the market price of the common shares of the Target Company, the financial standing or assets and the estimated future profits of the Target Company and other relevant matters regarding the Target Company as of June 14, 2006, on which the basic agreement regarding the tender offer to common shares of the Target Company and the application thereto was concluded between Komatsu and our company. The above-mentioned price is equivalent to the average price of the closing prices of the common shares of the Target Company (including quotation display) calculated for every trading day of the 2nd Section of the Tokyo Stock Exchange during the six (6) month period prior to June 14, 2006, minus approximately 13% of

such average price (this average price is 2,754 yen; that is the average of the prices of all days except the/those day(s) on which there was not a closing price as this/these day(s) were excluded from the calculation).

(6) Number of shares intended to be bought in the Tender Offer: 15,402,000 shares

(Note 1) If the total number of the share certificates offered for sale in the Tender Offer is less than the number of shares intended to be bought in the Tender Offer (15,402,000 shares), we will buy none of the share certificates offered for sale. If the total number of share certificates offered for sale in the Tender Offer exceeds the number of shares intended to be bought in the Tender Offer, we will not buy the whole or any part of such exceeding part, and we will conduct the delivery or other settlement of the buyout of the share certificates in through proportional distribution as set forth in Article 27-13, Paragraph 5 of the Securities and Exchange Law and Article 32 of the Cabinet Office Regulations Concerning Disclosure of a Tender Offer of Shares etc. by Persons Other Than the Issuer.

(Note 2) We have no plan to obtain the Target Company's treasury shares through the Tender Offer.

(Note 3) Odd shares (shares of less than 1 *tangen* unit) are excluded from the Tender Offer.

(7) Change in the number of shares held due to the Tender Offer

Number of shares held prior to the Tender Offer: 0 share

(Ratio of Shareholding: 0.00%)

Number of shares held after the Tender Offer: 15,402,000 shares

(Ratio of Shareholding: 51.00%)

(Note 1) The number of shares held after the Tender Offer assumes that all the shares intended to be bought in the Tender Offer (15,402,000 shares) are bought.

(Note 2) The Ratio of Shareholding was calculated on the basis of the total number of issued shares of the Target Company as of March 31, 2006 (30,200,000 shares).

(8) Date of public notice of the commencement of the Tender Offer: September 13, 2006 (Wednesday)

(9) Tender Offer Agent: Mitsubishi UFJ Securities Co., Ltd.

(10) Funds required for the Tender Offer: 36,964,800 thousand yen

(Note) The above-mentioned amount is calculated by multiplying the amount of the tender offer price by the number of shares intended to be bought in the Tender Offer (15,402,000 shares).

(11) Commencement date of settlement: October 18, 2006 (Wednesday)

3. Target Company's Consent to the Tender Offer

We have already obtained the Target Company's Board's consent to the Tender Offer.

4. Future prospects

As a result of the Tender Offer, the Target Company will become our consolidated subsidiary.

The influence of the Tender Offer on our business results for the fiscal year ending January, 2007 will be formally reported after the completion of the Tender Offer.

END

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (*kokai kaitsuke setsumeisho*) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to buy the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States,

or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

【Attachment】

Press Release of KEM and KOMATSU are attached below.

Attachment

News Release:

September 12, 2006

To Whom It May Concern:

Company Name: Komatsu Electronic Metals Co., Ltd. (hereinafter referred to as "KEM")
Name of Representative:
Takashi Abe, President and Representative Director
(Code No. 5977 of the Tokyo Stock Exchange, 2nd Section)
Contact:
Mitsuo Yokokawa, Director and Executive Officer, General Manager of Planning and Controlling Department
(Telephone: +81 (0)3-5561-3361)

Notice of Supporting Opinion for Tender Offer

KEM hereby announces that a resolution was passed, at its board of directors meeting held on September 12, 2006, to the effect that KEM expresses its support of the tender offer for the shares of KEM which will be made by SUMCO Corporation (Code: 3436 of the Tokyo Stock Exchange, 1st Section; hereinafter referred to as "SUMCO").

1. Profile of the Tender Offeror

(1) Corporate name: SUMCO Corporation

(2) Main business activities: Manufacture and sale of silicon wafers

(3) Date of establishment: July 30, 1999

(4) Head office: 1-2-1, Shibaura, Minato-ku, Tokyo

(5) Representative Director: Kenjiro Shigematsu

(6) Capital: JPY82.173 billion (as of January 31, 2006)

(7) Main shareholders and percentage of shares held (as of January 31, 2006)

Sumitomo Metal Industries, Ltd.	29.95%
Mitsubishi Materials Corporation	29.95%
The Master Trust Bank of Japan, Ltd. (trust account)	5.85%
Japan Trustee Services Bank, Ltd. (trust account)	3.80%
The Chase Manhattan Bank 385036 (Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Office)	2.65%

The Nomura Trust and Banking Co., Ltd.
(investment trust account) 0.96%

Mitsubishi UFJ Trust and Banking Corporation
(trust account) 0.92%

The Chase Manhattan Bank, N.A. London, S.L. Omnibus
Account (Standing proxy: Mizuho Corporate Bank, Ltd.,
Kabuto-cho Securities Settlement Office) 0.74%

The Chase Manhattan Bank, N.A. London
(Standing proxy: Mizuho Corporate Bank, Ltd.
Kabuto-cho Securities Settlement Office) 0.72%

State Street Bank and Trust Company
(Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho
Securities Settlement Office) 0.63%

(8) Relationship with KEM N/A

2. KEM's Opinion and its Reasons concerning the Tender Offer

SUMCO is a specialized producer of silicon wafers that include a broad range of products such as large diameter 300mm, special small diameter and high precision silicon wafers, as is KEM. At present, SUMCO is proactively engaged in investiment activities in order to increase its production capacity and to expand its product lines. By becoming a member of the SUMCO group as a result of tender offer, KEM expects to achieve greater customer satisfaction and the further development of its business. By sharing an integrated business strategy among the SUMCO group, KEM will enjoy great synergies, including in terms of efficient capital investments in 300mm and other silicon wafer production capacity and as a result of technical collaboration. The synergies will benefit KEM by resuling in cost reduction in areas including research and development, technology, production and sales.

Accordingly, in the belief that the tender offer will furher enhance the corporate value of KEM, and contribute to the the increased benefit of shareholders, employees, and the other stakeholders of KEM, its board of directors has adopted a resolution to support the tender offer by SUMCO.

(Reference) Outline of SUMCO's tender offer for the shares of KEM

(1) Type of shares to be purchased: common shares

(2) Tender offer period:

The 29-day period from September 13, 2006 to October 11, 2006

(3) Purchase price: JPY2,400 per share

(4) Basis for calculation of the tender offer price:

The purchase price was determined on June 14, 2006, in view of the overall conditions including the market price of the common share, the financial standing, assets and future profits of KEM as of the date the 14th of June, 2006 when Komatsu and SUMCO executed their basic agreement with respect to the tender offer of common shares of KEM. Such purchase price corresponds to approximately 13% discount against the average daily closing price (JPY 2,754, calculated excluding any date without a closing price, and including quotation indication) of regular transactions involving the common shares of KEM in the 2nd Section of the Tokyo Stock Exchange for the period beginning six (6) months prior to June 14, 2006.

(5) Number of shares to be purchased: 15,402,000 shares (representing 51% of total issued shares)

Note: If the total number of tendered shares is less than the number of shares to be purchased, no purchase will be made. If, on the other hand, the total number of shares is greater than the number of shares to be purchased, the excess portion will not be purchased, and shares will be purchased in proportion from the subscribing shareholders in accordance with the number of subscribing shares pursuant to the applicable rules of law.

(6) Change in the number of shares owned by SUMCO as a result of the Tender Offer

- Number of shares owned before purchase : 0 (Ownership ratio: 0.00%)
- Number of shares owned after purchase : 15,402,000 (Ownership ratio: 51.00%)

(7) Public notice of commencement of the Tender Offer: September 13, 2006

(8) Tender Offer Agent: Mitsubishi UFJ Securities Co., Ltd.

(9) Funds necessary for the purchase: JPY 36,987,600,000 (tentative)

[End of Press Release]

Attachment

[TRANSLATION]

Press Release

September 12, 2006

Komatsu Ltd.
(Company code: 6301)
Corporate Communications Department
Tel: +81-(0)3-5561-2616

Announcement Concerning Acceptance of Tender Offer

As announced in the June 14, 2006 press release, entitled "Basic Agreement with respect to Share Transfer", Komatsu Ltd. (President: Masahiro Sakane; hereinafter referred to as "Komatsu") has executed a basic agreement with SUMCO Corporation (President: Kenjiro Shigematsu; hereinafter referred to as "SUMCO") concerning SUMCO's tender offer for Komatsu Electronic Metals Co., Ltd. (President: Takashi Abe; hereinafter referred to as "KEM") and Komatsu's acceptance of such offer (hereinafter referred to as the "Basic Agreement"). SUMCO has since completed due diligence and the competition authorities of the relevant countries have approved the transaction, provided that Komatsu understands that the waiting period under the competition law of the People's Republic of China will expire by the day before the last day of the tender offer period. Therefore, in accordance with the Basic Agreement, a resolution on the conclusion of an agreement concerning the tender offer and Komatsu's acceptance of the tender offer was passed at the board of directors meeting of Komatsu held today. Thus Komatsu hereby announces the following.

Reasons for Accepting the Tender Offer

Komatsu's core focus is the comprehensive "industrial machinery business," such as construction and mining machinery and industrial machinery. With respect to the electronics business, including the silicon wafer business operated by KEM, Komatsu's objectives have been to maintain the independent management of such business, and to seek to develop the business based on an alliance with a leading industrial partner.

KEM incorporated a joint venture company (Formosa Komatsu Silicon Corporation) with Taiwan Plastics Group in 1995, which has established a position as a top supplier of 200mm silicon wafers in Taiwan. Employing its dual manufacturing site system, in Japan and Taiwan, KEM has worked to strengthen its business and increase profitability.

Komatsu believes that KEM can expect further development of its business by

becoming a member of the SUMCO Group through both an acceleration of capital investment in 300mm silicon wafers in Taiwan and synergy in the area of technology.

In addition, the transfer of the KEM shares to SUMCO will enable Komatsu to concentrate its management resources on its core focus of the comprehensive "industrial machinery business." Komatsu will strengthen the operating base of its core focus even further and aims to actively expand its business.

Number of Shares that will be Applied for under the Tender Offer

18,702,900 common shares of KEM (61.93% of the issued and outstanding shares of KEM, representing all of the shares of KEM held by Komatsu).

However, because SUMCO only plans to acquire 15,402,000 common shares (that is, 51% of the issued and outstanding shares) through the tender offer, Komatsu will continue to hold at least 3,300,900 common shares of KEM (that is, 10.93% of the issued and outstanding shares of KEM) after the completion of the tender offer.

Tender Offer Price

JPY2,400 per common share of KEM

Schedule

September 12, 2006	Announcement of the tender offer
September 13, 2006	Public notice of commencement of the tender offer
October 11, 2006	Last day of the tender offer period
October 18, 2006	Settlement commencement date

[Komatsu Electronic Metals Profile]

Corporate name:	Komatsu Electronic Metals Co., Ltd.
Date of establishment:	April 18, 1960
Head office:	1324-2, Masuragahara, Omura, Nagasaki
Representative Director:	Takashi Abe
Business activities:	Manufacture and sale of silicon wafers
Main shareholder:	Komatsu Ltd. (61.93%)
Manufacturing bases:	Nagasaki, Miyazaki, Taiwan (Formosa Komatsu Silicon Corp.)
Number of employees:	2,758
Net sales:	JPY86.6 billion (for the fiscal year ended March 31, 2006)

Recent results (consolidated) (Million JPY)

	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales	74,908	86,667
Operating profit	6,032	8,970
Ordinary Profit	5,964	9,945
Total assets	95,161	108,282
Shareholders' equity	25,134	30,771

[SUMCO Profile]

Corporate name:	SUMCO Corporation
Date of establishment:	July 30, 1999
Head office:	1-2-1, Shibaura, Minato-ku, Tokyo
Representative Director:	Kenjiro Shigematsu
Business activities:	Manufacture and sale of silicon wafers
Main shareholders:	Sumitomo Metal Industries, Ltd. (29.9%), Mitsubishi Materials Corporation (29.9%)
Manufacturing bases:	Saga, Imari, Yonezawa and other locations
Number of employees:	5,554
Net sales:	JPY220.5 billion (for the fiscal year ended January 31, 2006)

Future Outlook

As a result of the completion of the tender offer, KEM will no longer be a consolidated subsidiary of Komatsu. After the completion of the tender offer, Komotsu will make an announcement concerning the projections for the fiscal year ending March 31, 2007.

(end)


FASF

TRANSLATION

NOTICE ; *The following report is an English translation of Japanese language original.*

This press release is made pursuant to the requirements under the listing rules of, and reported to the Tokyo Stock Exchange.

September 12, 2006

To whom it may concern

SUMCO CORPORATION

Representative: Kenjiro Shigematsu, President

(Code No.3436, First Section of Tokyo Stock Exchange)

Contact person: Shoichi Ishitoya, General Manager

Public Relations & IR Dept

Tel: (03)5444-3915

Notice of Dissolution and Liquidation of Our Subsidiary

Please be informed that our extraordinary board meeting held on September 12, 2006 passed a resolution to dissolve our subsidiary, SUMCO USA Corporation as of September 12, 2006, as follows.

1. Background to dissolution and liquidation

SUMCO USA Corporation was established as a holding company for our Group's US businesses with responsibility for controlling two companies, SUMCO Phoenix Corporation and SUMCO Orange Corporation, together with supervision and payment of consolidated taxes of our businesses in the U.S. However, as a result of the dissolution of SUMCO Orange Corporation, which was a dormant company, SUMCO USA Corporation was left controlling only SUMCO Phoenix Corporation. Recognizing that it is no longer meaningful to operate SUMCO USA Corporation, we decided to dissolve the company.

2. Overview of SUMCO USA Corporation

(1) Location: 49090 Milmont Drive, Fremont, CA 94538 U.S.A.

(2) Name(s) of representative(s): Shigenori Shibuya

(3) Description of business: Holding company

(4) Date of foundation: January 2002

(5) Amount of capital: US$ 498,652,000

(6) Share ownership: The Company 100%

3. Schedule of dissolution

The resolution to dissolve the company was passed at our extraordinary board meeting and also at the company's board and shareholders' general meetings held on September 12, 2006. The liquidation is expected to be completed by the last day of December 2006; however, this may be postponed to January 1, 2007 depending on consolidated accounting closing and payment of consolidated taxes in the U.S.

4. Effect on the Company's business results

(1) Interim consolidated accounting period ending January 2007 (from February 1, 2006 to July 31, 2006)

We wrote down the shares of SUMCO USA Corporation during the past fiscal year and the amount written off comprises the temporary difference for deduction in future years. Formerly, while the timing for dissolving such temporary differences was as yet unclear, we did not post any deferred tax assets to provide for such temporary differences. However, the timing of dissolution has since been clarified as a result of the company completing the settlement, and the amount written off the company's shares is to be included in expenses for tax purposes during the fiscal year. Therefore, after calculating the amount written off, assuming it is included in expenses during the interim accounting period, we found that there is no taxable income and basically there was no posting of corporate taxes. Consequently, we decided to post deferred tax assets against the amount of deficit.

As a result, interim net income increased by JPY29,771 million during the interim consolidated accounting period.

(2) Interim non-consolidated accounting period ending January 2007 (from February 1, 2006 to July 31, 2006)

We wrote down the shares of SUMCO USA Corporation during the past fiscal year and the amount written off comprises the temporary difference for deduction in future years. Formerly, while the timing for dissolving such temporary differences was as yet unclear, we did not post any deferred tax assets to provide for such temporary differences. However, the timing of dissolution has since been clarified as a result of the company completing the settlement, and the amount written off the company's shares is to be

included in expenses for tax purposes during the fiscal year. Therefore, after calculating the amount written off, assuming it is included in expenses during the interim accounting period, we found that there is no taxable income and basically there was no posting of corporate taxes. Consequently, we decided to post deferred tax assets against the amount of deficit.

We posted the difference between the amount of the company's shares on the balance sheet and the amount of distribution of residual property due to the company's dissolution as extraordinary losses for the interim term. As a result, interim net income before tax reduced by JPY3,550 million and interim net income increased by JPY26,221 million during the interim accounting period.

(Note) *The above business forecasts are the figures based on available information as of the date of announcement and actual business results may be different from the forecasts depending on the future market environment, sales trend and other factors.*

(end)



TRANSLATION

Sep 12, 2006

NOTICE: *The following report is an English translation of Japanese-language original*

These figures are prepared on basis of Japanese GAAP, and reported to Tokyo Stock Exchange.

Corporate Name: SUMCO CORPORATION

Representative: Kenjiro Shigematsu, President

(Code No.3436, First Section of Tokyo Stock Exchange)

Contact person: Soichi Ishitoya, General Manager

: Public Relations & IR Dept

Tel: (03)5444-3915

Annauncement of Revisions to Business Forecasts

Please be notified that, based upon the current trend of business performance, the business forecasts released on July 31, 2006 for the Fiscal Year ending January, 2007(February1, 2006-January 31, 2007) have been revised as follows:

Descriptions

1. Revisions of assessment figures of consolidated business results for the Fiscal Year ending January, 2007(February 1,2006-January 31, 2007)

(1) Consolidated interim forecast (February1, 2006 to July 31, 2006) (million yen)

	Net sales	Operating Profit	Ordinary Profit	Net income
Previous (A)	130,000	33,000	29,000	17,500
Revised (B)	130,803	34,032	30,157	47,796
Amount Change (B－A)	803	1,032	1,157	30,296
Change in percent (%)	0.6%	3.1%	4.0%	173.1%
Previous interim result (To July 31, 2005)	100,906	19,354	16,428	8,618

(2) Consolidated forecast (February 1, 2006 to January 31, 2007) (million yen)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
Previous (A)	270,000	68,000	61,000	37,000

Revised (B)	270,000	69,000	61,000	67,000
Amount Change (B－A)	0	1,000	1,000	30,000
Change in percent (%)	0.6%	1.5%	1.6%	81.1%
Previous Result (To January 31, 2006)	220,526	44,340	36,554	20,486

2. Revisions of assessment figures of non-consolidated business results for the Fiscal Year ending January, 2007(February 1, 2006 to January 31, 2007)

(1) Non-Consolidated interim forecast (February 1, 2006 to July 31, 2006) (million yen)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
Previous (A)	115,000	29,000	26,000	16,000
Revised (B)	114,973	29,728	27,242	42,749
Amount Change (B－A)	△27	728	1,242	26,749
Change in percent (%)	△0.0%	2.5%	4.8%	167.2%
Previous interim result (To July 31, 2005)	88,529	18,588	15,812	9,550

(2) Non-Consolidated forecast (February 1, 2006 to January 31, 2007) (million yen)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
Previous (A)	240,000	58,000	54,000	32,500
Revised (B)	240,000	59,000	55,000	59,000
Amount Change (B－A)	0	1,000	1,000	26,500
Change in percent (%)	0.0%	1.7%	1.9%	81.5%
Previous Result (To January 31, 2006)	190,312	41,338	34,188	20,766

3. Grounds for Revision

The silicon wafer demand has been robust during the interim period (from Februray1, 2006 to July 31, 2006), and we have made utmost effort to meet the demand, by accelerating 300mm capacity ramp-up and achieving a higher operating level in all productions.

At the result, SUMCO anticipates that interim business result of both consolidated and non-consolidated, will surpass the original forecasts, announced on March 16, 2006.

The silicon wafer market in the second half (from August 1 2006 to January 31, 2007) is expected to remain stable, and SUMCO has revised the financial forecasts upward for FY 2006, both

consolidated and non-consolidated.

(Note) The above business forecasts are the figures based on available information as of the date of announcement and actual business results may be different from the forecasts depending on the future market environment, sales trend and other factors.

<Foe any questions related to this announcement, please contact>
SUMCO Corporation
Public Relations & IR Dept
(E-mail) ir@sumcosi.com

Respectfully

The statements and figures contained in this forecasts are not historical facts but about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forwardlooking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

(TRANSLATION)

RECEIVED
2006 DEC -4 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This brief statement on the six months ended July 31, 2006 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Consolidated Financial Results for the six months ended July 31, 2006 of Fiscal Year 2006 (ending January 31, 2007)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for the six months ended July 31, 2006 for the fiscal year ending January 31, 2007 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of SUMCO based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

September 12, 2006

Company Name: SUMCO CORPORATION
Listed on: Tokyo Stock Exchange
Code Number: 3436
Headquarters: Tokyo
(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department Genaral Manager, Soichi Ishitoya
Tel:+81- (03)- 5444-3915 (Public Relations & IR Department)
Board resolution on the financial results adopted on: September 12, 2006
Parent company, etc.: Sumitomo Metal Industries, Ltd. (Code Number: 5405) and one another company
Voting stock owned by parent company, etc.: 29.9%
U.S.GAAP: Not applicable

1. Consolidated Business Results for the six months ended July, 2006 (February 1, 2006-July 31, 2006)

(1) Consolidated Business Results (Rounded down to the nearest million yen)

	Net Sales		Operating Profit		Ordinary Profit	
	Million yen	%	Million yen	%	Million yen	%
Six months ended July 31, 2006	130,803	29.6	34,032	75.8	30,157	83.6
Six months ended July 31, 2005	100,906	4.4	19,354	22.0	16,428	28.2
YE January 31, 2006	220,526	14.2	44,340	40.9	36,554	43.3

	Net Income		Net Income pre Share	Deluted Net Income per Share
	Million yen	%	Yen Sen	Yen Sen
Six months ended July 31, 2006	47,796	454.6	399.30	—
Six months ended July 31, 2005	8,618	75.2	85.75	—
YE January 31, 2006	20,486	88.5	195.61	—

(Note) 1) Investment loss/profit on equity method July 31, 2006 –million yen July 31, 2005–million yen YE January 2006–million yen
2) Average number of stocks in each period (consolidated) July31, 2006 119,699,953 stocks July 31, 2005 100,500,000 stocks YE January 2006 104,550,410 stocks
3) Change in accounting method - no
4) "%" for sales, operating profit, ordinary profit and net income indicates year-to-year comparison.

(2)Financial Positioin (Consolidated)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
Six months ended July 31, 2006	392,693	207,096	52.7	1,727.80
Six months ended July 31, 2005	318,482	89,142	28.0	886.99
YE January 31, 2006	351,934	161,680	45.9	1,350.41

(Note) Stocks issued at end of year (consolidated) July 31, 2006 119,700,000 stocks July 31, 2005 100,500,000 stocks
YE January 2006 119,700,000 stocks

(3)Cash Flow (Consolidated)

	Operating Activities	Investment Activities	Financing Activities	Cash and Cash Equivalent at End of the period
	Million yen	Million yen	Million yen	Million yen
Six months ended July 31, 2006	29,050	△25,044	△6,571	27,645
Six months ended July 31, 2005	27,739	△23,000	△13,762	5,008
YE January 31, 2006	62,895	△52,699	5,835	30,152

(4)Scope of consolidation and equity method
Number of consolidated subsidiaries 17
Number of non-consolidated subsidiaries accounted for by the equity method —
Number of affiliates accounted for by the equity method —

(5) Changes in the scope of the consolidation and equity method
Consolidation (new): — (excluded): — Equity method (new): — (excluded): —

2. Forecast for Consolidated Business Results for FY 2006 (February 1, 2006-January 31, 2007)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
	Million yen	Million yen	Million yen	Million yen
Full-year	270,000	69,000	62,000	67,000

(Reference) Forecast for net income per share(full-year) 559.73 yen

The above forecasts are based on information available as of the date of this announcement and the assumptions made are based on uncertain factors that could affect future business results. Actual business results may materially differ from those expressed in the forecast, subject to various factors that may arise in the future. Please refer to Page 6 of the attachment for more details of the assumptions that have formed the basis of the forecasts and notes on the use of the forecasts.

1. Structure of Group and Related Companies

SUMCO has 6 domestic subsidiaries (5 consolidated and 1 unconsolidated), 14 overseas subsidiaries (12 consolidated and 2 unconsolidated) and 1 domestic affiliate (not accounted for by the equity method). Two other companies related to SUMCO are Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation. SUMCO belongs to each group of these two companies.

SUMCO and its subsidiaries (the "SUMCO Group") conduct business that relates solely to "high-purity silicon". It is largely divided into two areas: "business relating to silicon wafers for semiconductors" (which includes the manufacturing and marketing of silicon wafers for semiconductor manufacturers) and "other business" (which involves the manufacturing and marketing of silicon wafers for solar cell, and the manufacturing and marketing of high-purity quartz crucibles used for the production of silicon wafers).

[Business Structure]

The business structure of the SUMCO Group is as follows: (※ indicates consolidated subsidiaries)



Customers
Business relating to silicon wafers for semiconductors
Manufacturing/marketing companies
SUMCO Technology Corp. ※
Minamata Denshi Co., Ltd. ※
(Silicon wafer for semiconductor)
Servicing companies
SUMCO Service Corp. ※
SUMCO Support Corp.
(Molding/cleaning, etc. of wafer shipping cases)
Other business
Manufacturing company
SUMCO Solar Corp.
(Silicon wafer for solar cell) ※
Manufacturing/marketing company
Japan Super Quartz Corp.
(High-purity quartz crucible) ※
Other related companies
Mitsubishi Materials Corporation
(Non-ferrous metals)
Mitsubishi Materials Techno Corp.
(Manufacturing/Marketing of machinery, etc)
Other related companies
Sumitomo Metal Industries, Ltd.
(Steel)
Sumitomo Metal Fine Technology Co., Ltd.
(Manufacturing/Marketing of machinery, etc)
Sumitomo Titanium Corporation
(Non-ferrous metals)
Pr
S-Pr
Srv
BC
Pr
S-Pr
Str
RM
Em
Em
RM
SUMCO CORPORATION Manufacturing/Marketing
Business relating to silicon wafers for semiconductors, USA
Holding company
SUMCO USA Corporation ※
Manufacturing company
SUMCO Phoenix Corporation ※
SUMCO Southwest Corporation ※
(Silicon wafer for semiconductor)
Marketing company
SUMCO USA Sales Corporation ※
(Silicon wafer for semiconductor)
Others
STX Finance America, Inc. ※
SUMCO Funding Corporation ※
SUMCO Personnel Services Corporation ※
SUMCO Oregon Corporation ※
(Financing, staffing, etc.)
S-Pr · Pr
S-Pr · Pr
Stf
Business relating to silicon wafers for semiconductors, other areas
Manufacturing/marketing companies
SUMCO France S.A.S. ※
PT. SUMCO Indonesia ※
(Silicon wafer for semiconductor)
Marketing companies
SUMCO Europe Sales Plc ※
SUMCO Singapore (SGP) Pte. Ltd. ※
(Silicon wafer for semiconductor)
Technical support
SUMCO Taiwan Corporation
SUMCO Korea Corporation
(Silicon wafer for semiconductor)
S-Pr · Pr
Pr
Pr
BC

Pr=product, S-Pr=semi-finished product, Srv=service, BC=business consignment, Str=storage, RM=raw materials Em=equipment, Stf=staffing,

(Note) Kashiwara Machine Mfg. Co., Ltd. was renamed to Sumitomo Metal Fine Technology Co., Ltd. (SF Tech) at June 1, 2006.

2. Management Policy

I. Basic Management Policy

Following the mission statement "to be the world's No. 1 silicon wafer supplier by exceeding the expectation of our customers and stockholders, by recognizing the value of our employees and by being good neighbors in our communities", the SUMCO Group is determined to contribute to the development of industries and the enhancement of quality of life by ensuring a stable supply of high quality silicon wafers, which is referred to as "rice for the industry" in Japan and is the real foundation material for semiconductor devices.

II. Basic Profit Sharing Policy

We make it a rule to develop our profit sharing policy taking into consideration such factors as profit level for each business year, forecasts of future business results, financing needs for capital investment, and the condition of internal reserves. We would like to propose an interim dividend of 25 yen for this period.

III. Attitude, Policy, etc. on Reduction of Minimum Equity Investment Unit

Although we do not intend to reduce the minimum equity investment unit for our company at this stage, we will continue to carefully investigate the requirement and timing of any such reduction, taking market trends and other factors into account.

IV. Mid to Long-term Management Strategy

In future, the SUMCO Group will continue to strengthen its competitiveness by increasing the injection of management resources into the 300mm wafer business, which is the core revenue generator for the Group. The demand for 300mm wafers is expected to expand rapidly. The Group also intends to become more competitive through the steady implementation of the following measures.

In addition, we shall continue to work on the early realization of the synergistic effects of the stock acquisition of Komatsu Electronic Metals Co., Ltd., which is currently in process. This will enable us to increase customer confidence and establish a firm business base as the leading supplier of silicon wafers.

(1) Strengthening business activities relating to 300 mm wafers, etc.

In order to cope with rapid technological changes in the semiconductor industry, it is our strategy to reinforce our profitability by actively injecting funds into research and development activities and capital investment and by focusing on developing competitive products with high added value, such as those listed below.

1) Injection of resources into businesses relating to 300 mm wafers

Mass production of 300 mm wafers commenced in October 2001, and has since expanded steadily, supported by a continuous and aggressive input of resources. Carefully watching demand trends, the SUMCO Group has so far invested aggressively in plant and equipment for developing the mass production of this type of wafer. At the end of this period, our production capacity will have expanded to 430 thousand wafers per month. Consequently, sales of 300 mm wafers now occupy about 40 % of the consolidated sales for the consolidated account period ended July 31, 2006, and, coupled with a successful reduction in manufacturing costs, 300mm wafers have become a major generator of profits for the SUMCO Group.

We will continue to consider 300 mm wafers as the core business of our Group and will develop a proactive business by concentrating capital investment in this important product.

2) Dealing with high precision 200 mm wafers

As the design specifications of semiconductor manufacturers require increasingly minute and precise semiconductors, there is an increasing demand for a high precision 200mm wafer with a low-defect crystal and high flatness. The SUMCO Group has a policy of intensive involvement in this market and we need to fully utilize our unique and high level technological know-how, such as that regarding low-defect crystallization and DSP (double-sided polishing), to actively expand sales.

3) Aggressive R & D

The SUMCO Group boasts a number of excellent technologies used for both the manufacturing and processing of silicon wafers, such as monocrystalline manufacturing (including low-defect crystallization and double-sided polishing technology). We will further strengthen and utilize these technological competitive edges to differentiate ourselves from our competitors.

(2) Reinforcement of marketing system

The customer base of the SUMCO Group covers almost all the top-ranking manufacturers in the semiconductor industry. We maintain either the highest or a high market share as a supplier for these customers. We will promote further reinforcement of our marketing system based on an integrated strategy for technology, product and customers, making full use of our abilities as a specialized manufacturer of silicon wafers

(3) Reinforcement of global management structure and promotion of streamlining group management

The SUMCO Group has both manufacturing and marketing bases in Japan, US, Asia and Europe, and its basic policy for

business development is to establish efficient management and profit making systems by realizing the most opportune production allocation among the group of companies from a global business management perspective.

(4) Averting risks associated with business continuity

We have installed a "Business Security Committee" at the core of the group structure to deal with the overall risks associated with business continuity. This committee evaluates risks, prevents rash risk taking and ensures appropriate measures are taken if problems occur. In particular, our attention is focused on ensuring a stable supply of important raw materials [for silicon wafer manufacture], such as polycrystalline silicon, and stabilizing factory operations. We will also take any necessary measures to minimize the effect of risks such as natural disasters and accidents

(5) Reinforcement of other business fields

1) Silicon wafers for use in solar energy cells

Demand for solar power generation equipment is rapidly increasing, strongly supported by enhanced awareness in recent times of environmental and energy issues.

In the SUMCO Group, SUMCO Solar Corporation invested in capital to enhance its production capacity at the beginning of the year and aims to continue its aggressive expansion of the business in the future.

2) High-purity quartz crucible

Japan Super Quartz Corporation, a member of the SUMCO Group, manufactures and markets high-purity quartz crucible, which is used as a vessel for molten silicon liquid during the process of synthesizing monocrystalline silicon for wafers (ingot), and now has the largest share of the world market. We will aggressively invest in mass production and R & D activities to meet the increasing demand for silicon wafers and the need to improve their quality, thus contributing to the enhancement of the Group's capability of manufacturing silicon wafers for semiconductors, and at the same time increasing sales to external customers, which will then improve our profitability.

V. Parent Companies

Relationships with the Sumitomo Metals Group and the Mitsubishi Materials Group.

(1) Capital and other relationships with Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation

SUMCO is an affiliate of Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation, accounted for by the equity method. However, it has its own management responsibilities, manages its business independently, and will continue to use its current management approach

Parent Company, etc.	Attribute	Voting Stock Owned (%)	Stock Exchange Where Parent Company's Stocks are Listed
Sumitomo Metal Industries, Ltd.	'Other company' as in the case where a listed company is an affiliate of another company.	29.9	The 1st Section of the Tokyo Stock Exchange, Inc., and others
Mitsubishi Materials Corporation	'Other company' as in the case where a listed company is an affiliate of another company.	29.9	The 1st Section of the Tokyo Stock Exchange, Inc., and others

(2) Business relationships with the Sumitomo Metals Group and the Mitsubishi Materials Group

The SUMCO Group purchases polycrystalline silicon, a major raw material used in the production of silicon wafers, and silicon wafer manufacturing equipment from the Sumitomo Metals Group and the Mitsubishi Materials Group. These transactions are all based on the ordinary terms and conditions of commercial transactions. Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation act as guarantors for some of our lease agreements, but our policy is to raise funds based on the Group's own creditworthiness from now on.

(3) Managerial relationships with Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation

Of 13 SUMCO directors, 2 (1 director, 1 statutory auditor) belong to Sumitomo Metal Industries, Ltd. as management personnel and 2 (1 director, 1 statutory auditor) belong to Mitsubishi Materials Corporation as management personnel.

We have no employee secondment arrangements with these two company groups.

3. Business Results and Financial Position

I. Business Results

(1) Overview of the current interim consolidated accounting period

The economy during the current interim accounting period remained generally strong with a clear upward trend due to the continued economic expansions in the U.S.A., Southeast Asia and China despite continued obstacles to growth, including soaring crude oil prices. Domestically, improvements in corporate earnings, moderately increased consumer spending, an increase in private capital investment, and an improved employment situation etc. were all positive influences on the economy.

Also, the global semiconductor market, which supports the demand for silicon wafers, increased by about 7% in monetary terms over the corresponding period last year. This increase was a result of the steady expansion of demand for semiconductors represented by digital appliances such as LCD televisions and portable music players as well as a steady increase in consumer demand for personal computers and mobile phones.

Under such conditions, the demand for silicon wafers continued to be high, supported by active demand for semiconductors, and grew by over 20% on a year-to-year basis in terms of area.

In this context, the SUMCO Group has been trying to aggressively enhance its revenue through continuously expanding its production capacity for 300mm wafers and by upgrading its promotion of high precision 200mm and smaller wafers to cope with customer demand.

In addition, during the past fiscal year, SUMCO wrote down the shares of SUMCO USA Corporation (a consolidated subsidiary company of SUMCO), the holding company responsible for supervision of the U.S. business of the SUMCO Group. The relevant written-off amount comprises the temporary difference for future deduction. As the timing of elimination of the relevant temporary difference was not certain, the deferred tax asset for the relevant temporary difference was not posted. Since then, the timing of elimination has become clear and the written-off amount of company shares may be included in the tax expenses for the current fiscal year as a result of the completion of the liquidation of the company that will follow the resolution of dissolution adopted by the extraordinary board meeting of SUMCO as well as the board and general shareholders meeting of the company held on September 12, 2006. Consequently, as a result of calculations made on the assumption that the written-off amount can be included in the tax expenses of SUMCO for the current interim accounting period, there was no taxable income and basically no posting of corporate taxes either; hence the deferred tax asset was posted for the deficit amount.

Accordingly, for the current interim consolidated accounting period sales grew 29.6% (on a year-to-year basis) to 130,803 million yen, ordinary profit rose 83.6% (on a year-to-year basis) to 30,157 million yen and interim net income reached 47,796 million yen with a significant increase of 454.6% over the corresponding period last year.

Segment by business type

As the SUMCO Group concentrates on producing the "high-purity silicon" (i.e. a single segment), this section is not applicable to our situation.

Business results for the segment by region are as follows.

① Japan

Domestically, we have aggressively enhanced production capacity for 300mm wafers, the demand for which continues to increase. We have also endeavored to expand sales of 300mm wafers; consequently, sales grew 31.4% (on a year-to-year basis) to 128,381 million yen and the operating profit rose 54.5% (on a year-to-year basis) to 35,734 million yen.

② North America

In the U.S.A., sales grew 20.8% (on a year-to-year basis) to 33,741 million yen due to the expansion of sales of 300mm wafers and favorable foreign exchange rates. As a result, the operating profit was significantly improved at 1,051 million yen (compared with an operating loss of 604 million yen for the corresponding period last year).

③ Other regions

In Europe and other regions, sales grew 44.0% (on a year-to-year basis) to 13,027 million yen with an operating profit of 240 million yen (compared with an operating loss of 38 million yen for the corresponding period last year).

(2) Outlook for the whole fiscal year

As for the future outlook, the domestic economy is expected to pick up due to a steady increase in private capital investment and consumer spending associated with the recovery of corporate business performance. On the other hand, a continued high crude oil price and an escalation in costs of various materials are of concern. Also, there is increasing uncertainty as to the future of the Chinese and U.S. economies.

The semiconductor industry, which is the major customer of the SUMCO Group, is expected to grow continuously, mainly due to demand for mobile phones and LCD televisions. However, there is some uncertainty for some of the semiconductor products, to which some adjustment is being made.

Under such circumstances, the SUMCO Group intends to address the enhancement of its revenue through moving up the expansion of its production capacity and enhancing the quality for its 300mm wafers as well as developing and fostering competitive, high precision products for 200mm and smaller wafers in order to meet customer demand.

Based on the above outlook, the following forecasted business results are shown in "Forecasts of Business Results for the Fiscal Year ending January 31, 2007" on the front page of the Interim Financial Summary (consolidated/non-consolidatedl).

	Consolidated		Non-Consolidated	
	million yen	(on a year to year basis)	million yen	(on a year to year basis)
Net sales	270,000	(122.4%)	240,000	(126.1%)
Operating profit	69,000	(155.6%)	59,000	(142.7%)
Ordinary profit	62,000	(169.6%)	55,000	(160.9%)

Net income	67,000	(327.1%)	59,000	(284.1%)

The above "outlook for the whole fiscal year" is based on information available as of the date of this announcement and the assumptions made are based on uncertain factors that could affect future business results. Actual business results may materially differ from those expressed in the forecast, depending on various factors that may arise in the future.

II. Financial Condition

Cash flows for the current interim consolidated accounting period

Cash and cash equivalents dropped to 27,645 million yen, a decrease of 2,507 million yen from the corresponding interim consolidated accounting period last year. The reason for this decrease is that the cash flow from operating activities was 29,050 million yen while the cash flow from investment activities was negative 25,044 million yen and the cash flow from financing activities was negative 6,571 million yen.

(Cash flow from operring activities)

The cash flow from operating activities for the current interim consolidated accounting period was recorded at 29,050 million yen, an increase of 1,310 million yen from the corresponding interim consolidated accounting period last year. The main reason for this increase is that the interim income before income taxes and minority interests increased by 15,044 million yen in comparison with the corresponding interim consolidated accounting period last year while the payment of corporate tax and others increased by 8,845 million yen.

(Cash flow from investing activities)

The cash flow from investing activities for the current interim consolidated accounting period was negative 25,044 million yen due to an increase in spending of 2,044 million yen in comparison with the corresponding interim consolidated accounting period last year. The main reason for this increase in spending was the acquisition of tangible and intangible fixed assets.

(Cash flow from financing activities)

The cash flow from financing activities was negative 6,571 million yen, a decrease in spending of 7,190 million yen in comparison with the corresponding interim consolidated accounting period last year. The main reason for this decrease in spending was the repayment of long-term borrowings.

Trends for cash flow indices for the SUMCO Group are as follows (YE=Year ended)

		FY ended January 31, 2005		FY ended January 31, 2006		FY ending January 31, 2007
		Interim	YE	Interim	YE	Interim
Equity ratio	(%)	22.9	25.3	28.0	45.9	52.7
Market-value based equity ratio	(%)	—	—	—	215.6	203.0
Years of debt redemption	(Yr)	5.0	3.7	3.0	2.0	2.1
Interest coverage ratio		10.3	12.3	15.6	17.7	19.7

Market-value based equity ratio: market value of shares/total assets

Years of debt redemption: interest-bearing debts/cash flow from operating activities

Interest coverage ratio: cash flow from operating activities/interest payments

(1) Each index is calculated from consolidation-based financial figures.

(2) Cash flow from operating activities is used as the cash flow amount. Interest-bearing debt covers all obligations with interest payments out of liabilities posted in the consolidated (interim consolidated) balance sheet.

Years of debt redemption are doubled for the interim consolidated accounting period in order to convert cash flow from operating activities to a yearly amount.

(3) The main reason for the increase in the market-value based equity ratio was the capital increase implemented on November 17, 2005 for listing of stock on the Tokyo Stock Exchange.

III. Risks Associated with Business, etc

At present, the following issues have been identified as risk factors involved with the management and business performance of the SUMCO Group. SUMCO has a policy of avoiding the occurrence of such risks and of identifying and implementing suitable countermeasures in the case of occurrence but there is a possibility that the business and operating results of the SUMCO Group may

be materially affected by these factors.

(1) Business environment

Cyclical changes in the semiconductor market conditions (so-called silicon cycle) may affect the business results of the SUMCO Group in the future.

(2) Our products, etc.

Such factors as fluctuations in market prices for our products, quality nonconformance and incomplete enhancement of our productivity may affect our business results.

(3) Future Capital investment

Business results and financial position may be affected if: demand for 300 mm wafers fails to increase as projected; our capital investment fails to meet the growth in product demand; there are delays in completion of works under plant/equipment planning.

(4) Technology and R & D

Business plans and results and financial position may be affected if research and development activities fail to bring about expected results.

(5) Intellectual property rights

There is no guarantee that the patents owned by SUMCO are sufficient to protect the intellectual property rights of the SUMCO Group. Also, in a case where a third party whom the SUMCO Group is not aware of has been granted a patent, such a third party may take action for suspension of usage and damages, etc. alleging that our products infringe on his/her intellectual property right.

(6) Developments in overseas markets

Production and marketing activities of the SUMCO Group involve a risk associated with the fluctuation of exchange rates, and may be affected by changes in such additional factors as economic and political situations, legislative restrictions, taxation systems and regulations covering foreign exchanges in each country and area, as well as by disputes, occurrence of terrorism or natural disasters, breakout of infectious diseases, differences in social and labor practices, and the degree of development of infrastructures in those countries and areas.

(7) Environmental restrictions

There may be new requirements for expenditures to achieve compliance with a number of domestic and international legal restrictions concerning environmental protection in terms of such matters as discharge of air and water, use and storage of hazardous materials, disposal of industrial wastes, and checks and clean-ups associated with contamination of soil and underground water

(8) Natural disasters and accidents

Each manufacturing base may be affected by unexpected contingencies, including cease of production, damages to production facilities and equipment, and restricted supply of water/power caused by such natural disasters as earthquakes, typhoons, tsunamis and volcanic activities, and any other unforeseen factors, such as accidents, fire and terrorism.

(9) Risk associated with acquisition of business

At implementation of corporate acquisitions, SUMCO will try to avoid any risk in advance by conducting due diligence on financial conditions and details of concerned businesses but there is a possibility the company will still be affected by an unexpected change in the business environment and other unpredictable factors.

(10) Business results and financial position

Although we believe that operational restructuring within the SUMCO Group has largely been completed, our business results and financial position may be affected by the emergence of a situation where further business restructuring is required due to a substantial change within our business environment, etc.

4. Consolidated Financial Statements

I. Consolidated Balance Sheets

	Six months ended July 31, 2005		Six months ended July 31, 2006		Previous Fiscal Year (Year ended January 31, 2006)	
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)
(Assets)						
I Current assets						
1. Cash and deposits	6,008		28,645		31,152	
2. Notes receivable and accounts receivable	48,371		60,343		51,283	
3. Inventories	39,681		41,967		40,015	
4. Deferred tax assets	2,028		22,363		2,841	
5. Others	1,543		2,986		1,500	
6. Allowance for bad debts	△18		△22		△21	
Total current assets	97,614	30.6	156,283	39.8	126,771	36.0
II Fixed assets						
1. Tangible fixed assets						
(1) Buildings and structures	67,077		72,187		69,810	
(2) Machinery and transport equipment	87,775		106,211		96,708	
(3) Tools, appliances and furniture	2,079		1,572		1,772	
(4) Land	15,570		17,408		15,661	
(5) Construction in progress	14,928		10,024		10,195	
Total tangible fixed assets	187,431	58.9	207,404	52.8	194,147	55.2
2. Intangible fixed assets						
(1) Consolidated reconciliation account	15,491		14,552		15,022	
(2) Software	5,337		4,719		5,157	
(3) Others	769		155		313	
Intangible fixed assets	21,597	6.8	19,427	5.0	20,492	5.8
3. Investments and other assets						
(1) Investment securities	461		200		423	
(2) Long-term prepaid expenses	338		155		249	
(3) Deferred tax assets	9,044		7,131		7,442	
(4) Others	1,994		2,090		2,405	
Total investments and other assets	11,839	3.7	9,578	2.4	10,521	3.0
Total fixed assets	220,868	69.4	236,409	60.2	225,162	64.0
Total assets	318,482	100.0	392,693	100.0	351,934	100.0

Category	Six months ended July 31, 2005 Amount (million yen)	Composition Ratio (%)	Six months ended July 31, 2006 Amount (million yen)	Composition Ratio (%)	Previous Fiscal Year (Year ended January 31, 2006) Amount (million yen)	Composition Ratio (%)
(Liabilities)						
I Current liabilities						
1 . Notes payable and accounts payable	16,614		17,819		16,609	
2 . Short-term borrowings	81,949		72,174		60,569	
3 . Current portion of captal lease accounts payable	4,175		2,619		3,691	
4 . Income taxes, etc. payable	2,807		1,677		9,733	
5 .Allowance for employee bonuses	2,245		3,005		2,876	
6 . Facilities related notes payable and accounts payable	18,888		20,821		13,496	
7 . Others	8,489		6,299		6,749	
Total current liabilities	135,169	42.5	124,417	31.7	113,725	32.4
II Fixed liabilities						
1 . Long-term borrowings	71,209		40,387		54,462	
2 . Capital lease accounts payable	9,841		7,454		8,536	
3 . Deferred tax liabilities	413		480		477	
4 . Deferred tax liabilities for land revaluation	1,784		1,784		1,784	
5 . Allowance for employee retirement benefits	8,939		9,733		9,418	
6 . Allowance for directors' retirement bonuses	321		333		379	
7 . Others	1,542		1,006		1,299	
Total fixed liabilities	94,051	29.5	61,179	15.6	76,358	21.7
Total liabilities	229,221	72.0	185,597	47.3	190,083	54.1
(Minority interests)						
Minority interests	118	0.0	—	—	170	0.0

	Six months ended July 31, 2005		Six months ended July 31, 2006		Previous Fiscal Year (Year ended January 31, 2006)	
(Shareholders' equity)						
I Capital stock	58,500	18.4	—	—	82,173	23.4
II Capital surplus	9,858	3.1	—	—	46,376	13.2
III Retained earnings	20,618	6.5	—	—	32,486	9.2
IV Revaluation reserve for land	2,252	0.7	—	—	2,252	0.6
V Net unrealized gain on available-for-sale securities	24	0.0	—	—	46	0.0
VI Foreign currency translation adjustments	△2,111	△0.7	—	—	△1,656	△0.5
VII Treasury stock	—	—	—	—	△0	△0.0
Total shareholders' equity	89,142	28.0	—	—	161,680	45.9

Total liabilities, minority interests and shareholders' equity	318,482	100.0	–	–	351,934	100.0
(Net assets)						
I Shareholders' equity						
1. Capital	–	–	82,173	20.9	–	–
2. Capital surplus	–	–	46,376	11.8	–	–
3. Retained earnings	–	–	77,853	19.8	–	–
4. Treasury stock	–	–	△0	△0.0	–	–
Total shareholders' equity	–	–	206,403	52.5	–	–
II Variance of valuation/translation etc						
1. Net unrealized gain on available-for-sale securities	–	–	26	0.0	–	–
2. Gains and losses of deferred hedge	–	–	△105	△0.0	–	–
3. Revaluation reserve for land	–	–	2,252	0.6	–	–
4. Foreign currency translation adjustments	–	–	△1,759	△0.5	–	–
Total varuance of valuation/translation etc.	–	–	414	0.1	–	–
III Minority interests	–	–	278	0.1	–	–
Total net assets	–	–	207,096	52.7	–	–
Total liabilities and net assets	–	–	392,693	100.0	–	–

II. Consolidated Statements of Income

	Six months ended July 31, 2005 (From February 1, 2005 to July 31, 2005)		Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)		Previous Fiscal Year (Year ended January 31, 2006) (From February 1, 2005 to January 31, 2006)	
		Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)
I Net sales	100,906	100.0	130,803	100.0	220,526	100.0
II Cost of sales	72,136	71.5	84,916	64.9	156,414	70.9
Gross profit	28,769	28.5	45,887	35.1	64,112	29.1
III Selling, general and administrative expenses	9,415	9.3	11,855	9.1	19,771	9.0
Operating profit	19,354	19.2	34,032	26.0	44,340	20.1
IV Non-operating profit	(353)	(0.3)	(270)	(0.2)	(472)	(0.2)
1. Interest and dividends income	35		103		86	
2 Others	317		166		385	
V Non-operating expenses	(3,279)	(3.2)	(4,145)	(3.1)	(8,258)	(3.7)
1. Interest expense	1,816		1,545		3,484	
2. Foreign-exchange losses	474		593		1,905	
3. Others	987		2,006		2,867	
Ordinary profit	16,428	16.3	30,157	23.1	36,554	16.6
VI Extraordinary losses	(1,316)	(1.3)	(−)	(−)	(1,514)	(0.7)
Business wind-up related loss	1,316		−		1,514	
Net income before taxes and interest	15,112	15.0	30,157	23.1	35,039	15.9
Corporate income tax, local resident tax and business tax	2,543		1,365		9,740	
Adjustment of corporate income tax, etc	3,898		△19,113		4,708	
Minority interests	52		108		103	
Net income	8,618	8.5	47,796	36.5	20,486	9.3

III. Consolidated Statements of Capital Surplus and Retained earnings and Consolidated Statement of Change in net assets

Consolidated Statements of Capital surplus and Retained earnings

	Six months ended July 31, 2005 (From February 1, 2005 to July 31, 2005)		Previous Fiscal Year (Year ended January 31, 2006) (From February 1, 2005 to January 31, 2006)	
Category	Amount (million yen)		Amount (million yen)	
(Capital surplus)				
I Capital surplus balance at beginning of year		9,858		9,858
II Capital surplus increase				
Capital increase through issue of new stocks	−	−	36,518	36,518
III Capital surplus balance at end of period		9,858		46,376
(Retained earnings)				
I Retained earnings balance at beginning of year		11,999		11,999
II Retained earnings increase				
Net income	8,618	8,618	20,486	20,486
III Retained earnings balance at end of period		20,618		32,486

Consolidated Statement of Change in net assets
(Six months ended July 31, 2006)

(million yen)

	Shareholders' equity				
	Capital	Capital Surplus	Retained earnings	Treasury stock	Total Shareholders'equity
Balance as of February 1, 2006	82,173	46,376	32,486	△0	161,036
Changes of items during the interim accounting period					
Dividends from surplus			△2,393		△2,393
Directors bonuses from appropriation			△35		△35
Net income			47,796		47,796
Acquisition of treasury stock				△0	△0
Net change of items other than shareholders' equity					
Total changes of items during the interim accounting period	—	—	45,366	△0	45,366
Balance as of July 31, 2006	82,173	46,376	77,853	△0	206,403

(million yen)

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedge	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments ·		
Balance as of February 1, 2006	46	—	2,252	△1,656	643	170	161,850
Changes of items during the interim accounting period							
Dividends from surplus							△2,393
Directors bonuses from appropriation							△35
Net income							47,796
Acquisition of treasury stock							△0
Net change of items other than shareholders' equity	△19	△105	—	△103	△228	108	△120
Total changes of items during the interim accounting period	△19	△105	—	△103	△228	108	45,245
Balance as of July 31, 2006	26	△105	2,252	△1,759	414	278	207,096

IV. Consolidated Statements of Cash flows

	Six months ended July 31, 2005 (From February 1, 2005 to July 31, 2005)	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Previous Fiscal Year (Year ended January 31, 2006) (From February 1, 2005 to January 31, 2006)
Category	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flows from operating activities			
Net income before income taxes and interest	15,112	30,157	35,039
Depreciation and amortization	16,159	17,969	35,251
Depreciation of consolidated reconciliation account	469	469	938
Interest and dividend received	△35	△103	△86
Interest paid	1,816	1,545	3,484
Increase or decrease in sales receivables (increase is shown with △)	△4,982	△9,061	△7,575
Increase or decrease in inventories (increase is shown with △)	△1,649	△2,127	△1,305
Increase or decrease in purchase liabilities (decrease is shown with △)	△786	1,142	△1,530
Others	4,128	32	3,447

Sub total	30,232	40,023	67,663
Interest and dividends income	35	105	85
Interest paid	△1,772	△1,477	△3,556
Corporate income tax, etc. paid	△755	△9,600	△1,296
Net cash provided by operating activities	27,739	29,050	62,895
II Cash flows from investing activities			
Expenditure on acquisition of tangible and intangible fixed assets	△23,987	△26,152	△53,615
Others	986	1,107	915
Net cash used in investing activities	△23,000	△25,044	△52,699
III Cash flows from financing activities			
Net increase/decrease in short-term borrowings (decrease is shown with△)	4,636	7,771	△18,739
Revenue from long-term borrowings	1,000	4,609	1,000
Expenditure on repayment of long-term borrowings	△18,158	△14,628	△33,097
Revenue from sales of property based on capital lease contract	△1,241	△1,930	△3,519
Revenue from capital increase	—	—	60,192
Revenue from capital increase	—	△0	△0
Cash dividend paid	—	△2,393	—
Net cash provided by (used in) financing activities	△13,762	△6,571	5,835
IV Conversion difference of cash and cash equivalents	29	59	120
V Increase or (decrease) in cash and cash equivalents (decrease is shown with△)	△8,993	△2,507	16,150
VI Cash and cash equivalents at beginning of year	14,001	30,152	14,001
VII Cash and cash equivalents at end of period	5,008	27,645	30,152

Basic Matters of Importance for Preparing Consolidated Financial Statements

1. Scope of consolidation

(1) Number of consolidated subsidiaries 17

Japan Super Quartz Corporation
SUMCO Solar Corporation
SUMCO Technology Corporation
SUMCO Service Corporation
Minamata Denshi Co., Ltd.
SUMCO USA Corporation
SUMCO USA Sales Corporation
SUMCO Oregon Corporation
SUMCO Phoenix Corporation
SUMCO Southwest Corporation
STX Finance America, Inc.
SUMCO Funding Corporation
SUMCO Personnel Services Corporation
SUMCO Europe Sales Plc
SUMCO France S.A.S.
PT. SUMCO Indonesia
SUMCO Singapore (SGP) Pte. Ltd.

(2) Names, etc. of major non-consolidated subsidiaries

SUMCO Support Corporation
SUMCO Korea Corporation
SUMCO Taiwan Corporation
(Reason of exclusion from the scope of consolidation)

All of these nonconsolidated subsidiaries are small in scale and none of their total gross assets, sales, interim net income (amounts proportional to SUMCO's interests) and retained earnings (amounts proportional to SUMCO's interests) will significantly affect the interim consolidated financial statements.

2. Application of the equity method

There are no unconsolidated subsidiaries and affiliates to which the equity method is applied.

The influence of unconsolidated subsidiaries and affiliates to which the equity method is not applied against net income (comparable to equity) and retained earnings (comparable to equity) is so minor and is so insignificant as a whole that they are excluded from the scope of consolidation.

The following four companies are the unconsolidated subsidiaries and affiliates to which the equity method is not applied:
SUMCO Support Corporation
SUMCO Korea Corporation
SUMCO Taiwan Corporation
Super Silicon Crystal Research Institute, Corporation.

3. Consolidated subsidiaries' business year, etc.

The balance sheet date of the twelve overseas consolidated subsidiaries is June 30, which is different from the date used in the consolidated accounting.

Financial data as of the above balance sheet date is used for the preparation of consolidated financial statements for those companies. However, necessary adjustments required for consolidation are made to data relating to business transactions of significance that have taken place between the two balance sheet dates.

4. Standards for accounting treatment

(1) Standards for and method of evaluation of major assets

(a) Securities

Other securities

Securities with market value

We employ the market value method (using the "all included directly in capital" method of accounting for valuation differences, and working out the cost by the "moving average cost" method) based on the market price at the balance sheet date, etc.

Securities without market value

We mainly employ the cost method based on the "moving average cost" method.

(b) Derivatives

Market value method

(c) Inventories

We mainly employ the cost method based on the periodic average method.

(2) Method of depreciation of major depreciable assets

(a) Property, plant and equipment

SUMCO and its consolidated domestic subsidiaries mainly employ the straight-line method for buildings and the constant percentage method for other fixed assets. Consolidated overseas subsidiaries mainly employ the straight-line method.

Service life for buildings and structures is set at 31 years and for machinery and transport equipment at 7 years.

(b) Intangible fixed assets

As for software, we employ the straight-line method based on the usable period (5 years) set within the company

(3) Standard for provision of major allowances

(a) Allowance for bad debt

To cope with possible losses on claims, the amount deemed uncollectible is provided.

(b) Allowance for employee bonuses

At SUMCO and its consolidated domestic subsidiaries, allowance for employee bonuses is provided for payment of bonuses to employees in the amount of estimated bonuses, which is attributable to the current period.

(c) Allowance for employee retirement benefits

Allowance for employee retirement benefits is provided for payment of retirement benefits to employees in the amount deemed accrued at the current period, based on the projected retirement benefit obligation and the fair value of plan assets at the current fiscal year end.

Past service liability is amortized from the time of accrual using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence.

Actuarial difference is amortized using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence, commencing from the next fiscal year of incurrence.

(d) Allowance for directors' retirement bonuses

The amount payable at the period according to the company regulations is provided for payment of directors' retirement bonuses.

(4) Standard for translation of major foreign currency assets or liabilities into Japanese yen

Assets, liabilities, profits and expenses of our overseas subsidiaries are translated into Japanese yen at the spot exchange rate prevailing at each company's balance sheet date. The translation difference is included in the translation adjustments within the shareholders' equity section.

(5) Accounting for major lease transactions

Financing leases of SUMCO and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for using the same method as operating leases.

(6) Major hedge accounting

(a) Hedge accounting method

Deferred hedge accounting is applied. The short-cut method is applied to interest rate swaps that satisfy the requirements for the method.

(b) Hedging instrument and hedged item

Interest rate swaps are used to avert a risk of fluctuations in market interest rates for the borrowed funds and the currency forward is used to avert a risk of currency fluctuations associated with anticipated transactions denominated in foreign currencies.

(c) Hedging policy

Based on our own risk management policy, we hedge against market interest rate risk and currency risk. As for market interest rate risk, we maintain the ratio of borrowings with fixed interest rates to total borrowings above a certain level. Also, we arrange currency forward contracts within the scope of anticipated sales.

(d) Method of assessment of effectiveness of hedges

In terms of hedging instruments and hedged items, we verify the effectiveness of the hedges based on individual transactions. However, the effectiveness assessment process is curtailed when important conditions such as the principal, interest rate, period and currency are identical in the hedging instrument and the hedged item as, in such a case, it is obvious that the particular hedge is highly effective.

(7) Other important matters for the preparation of consolidated financial statements

Accounting for consumption tax and other taxes

The tax exclusion method is adopted.

5. The scope of cash in the consolidated statements of cash flows

Cash and cash equivalents consist of cash in hand, deposits that can be withdrawn as needed, and short-term investments that are readily convertible into cash, being exposed only to an insignificant risk of changes in value, whose date of maturity or redemption is due within three months of the date of acquisition

[Change in accounting policy]

(Accounting standards concerning representation of the net worth section of the balance sheet)

"Accounting Standards concerning representation of the net worth section of the balance sheet" (Corporate Accounting Standards No.5 dated December 9, 2005) and "Application Guidelines for Accounting Standards for representation of the net worth section of the balance sheet" (Corporate Application Guideline No.8 for Accounting Standards concerning representation of net worth section of balance sheet dated December 9, 2005) are and will be applied in practice from the current interim consolidated accounting period.

The comparable total amount of traditional shareholders' equity is 206,923 million yen.

The net worth section of the interim consolidated balance sheet for the current interim consolidated accounting period has been prepared in accordance with the revisions of the regulations relating to the interim consolidated financial statements.

[Additional information]

Resolution of dissolution of SUMCO USA Corporation

SUMCO's board adopted the resolution on August 31, 2006 to dissolve SUMCO Oregon Corporation, one of the Group's manufacturing companies in the U.S.A., which had been in a dormant state. As a result, SUMCO USA Corporation, the holding company responsible for the supervision of the U.S. business, lost its raison d'etre and thereby the dissolution of the company was resolved on September 12, 2006. SUMCO wrote down the shares of SUMCO USA Corporation during the past fiscal year and the relevant written-off amount comprises the temporary difference for future deduction. As the timing of elimination of the relevant temporary difference was not certain, the deferred tax asset for the relevant temporary difference was not posted. However, the timing of elimination has since become clear and the written-off amount of company shares may be included in the tax expenses for the current fiscal year as a result of the completion of the liquidation of the company. Consequently, as a result of calculations made on the assumption that the relevant written-off amount can be included in SUMCO's tax expenses for the current interim accounting period, there was no taxable income and basically no posting of corporate taxes either; hence, the deferred tax asset was posted for the deficit amount. Accordingly, the interim net income increased by 29,771 million yen.

Notes

(Regarding consolidated balance sheets)

m illion yen

	Six months ended July 31, 2005 (From February 1, 2005 to July 31, 2005)	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Previous Fiscal Year (Year ended January 31, 2006) (From February 1, 2005
1. Accumulated depreciation of fixed assets	299,485	331,480	321,916
2. Hypothecated assets			
Bills and accounts receivable	52	—	60
Buildings and structures	17,092	16,372	16,853
Machinery and transport equipment	19,169	21,523	20,130
Land	6,845	6,802	6,802
Investment securities	179	—	190

Corresponding liabilities			
Short-term borrowings	222	–	224
Long-term borrowings	19,811	15,418	17,466
(Repayment scheduled within one year)	(4,243)	(6,695)	(3,948)

3. Contingent liability

Debt guarantee			
Employees	2,314	2,144	2,232

(Regarding consolidated statements of income)

(Unit million yen)

	Six months ended July 31, 2005 (From February 1, 2005 to July 31, 2005)	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Previous Fiscal Year (Year ended January 31, 2006) (From February 1, 2005 to January 31, 2006)
Major items and amounts of selling, general and administrative expenses			
Delivery of products	923	1,244	2,100
Sales commission *	360	1,800	710
Allowance for salaries and bonuses	1,880	2,135	4,166
Depreciation and amortization	250	239	605
Research and development	2,184	2,356	4,549
Lease/rental payment	322	320	646
Depreciation of consolidated reconciliation account	469	469	938

* Conventionally, sales commissions have been partially deducted directly from sales but they are and will be posted as selling, general and administrative expenses from the current interim consolidated accounting period. As a result, sales, gross profit and selling, general and administrative expenses increase by 1,411 million yen compared with values obtained using the conventional method of calculation. This change does not affect items after operating profit

(Regariding statement of variation for an interim consolidated shareholders' equity)

(From February 1, 2006 to July 31, 2006)

1.Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2006 (thousands share)	Increase in the number of shares during the current interim consolidated accounting period (thousand shares)	Decrease in the number of shares during the current interim consolidated accounting periods (thousand shares)	Number of shares at the end of the current interim consolidated accounting period (thousand shares)
Issued stocks				
Common stock	119,700	–	–	119,700
Total	119,700	–	–	119,700
Type of treasury stock				
Common stock 1	0	0	–	0
Total	0	0	–	0

(Note) 1. The increase in the number of treasury stocks and common stocks by 0 thousand is due to increased purchase of odd stocks

2. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Dividend per share (yen)	Record date	Effective date
April 27, 2006		2,393	20.00	January 31, 2006	April 27, 2006

Annual meeting of shareholders	Common stock				

(2) Dividends with a record date belonging to the current interim period but an effective date that occurs after the end of the interim period

Resolution	Class of shares	Total amount of dividends (million yen)	Resource of dividends	Dividend amount per share (yen)	Record date	Effective date
September 12, 2006 Meeting of Board of Directors	Common stock	2,992	Retained earnings	25.00	July 31, 2006	October 10, 2006

(Regarding consolidated statements of cash flows)

(Unit: million yen)

	Six months ended July 31, 2005 (From February 1, 2005 to July 31, 2005)	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Previous Fiscal Year (Year ended January 31, 2006) (From February 1, 2005 to January 31, 2006)
Relationship between cash and cash equivalents as of period-end and the amount and item indicated on the consolidated balance sheets			
Cash and cash equivalents	6,008	28,645	31,152
Term deposits with over three month maturity	△1,000	△1,000	△1,000
Cash and cash equivalents	5,008	27,645	30,152

(Regarding lease transactions)

Omitted as disclosure being arranged through EDINET.

(Regarding securities)

1. Other securities with market value

Type	Six months ended July 31, 2005			Six months ended July 31, 2006			Previous Fiscal Year (Year ended January 31, 2006)		
	Acquisition cost (million yen)	Amount on the consolidated balance sheet (million yen)	Balance (million yen)	Acquisition cost (million yen)	Amount on the consolidated balance sheet (million yen)	Balance (million yen)	Acquisition cost (million yen)	Amount on the consolidated balance sheet (million yen)	Balance (million yen)
(1) Stocks	56	98	41	59	104	44	57	137	79
(2) Bonds									
1) Government bonds, municipal bonds, etc.	—	—	—	—	—	—	—	—	—
2) Corporate bonds	—	—	—	—	—	—	—	—	—
3) Others	252	252	—	—	—	—	190	190	—
(3) Others	—	—	—	—	—	—	—	—	—
Sub-total	309	350	41	59	104	44	248	327	79

2. Major securities not marked to market

	Six months ended July 31, 2005	Six months ended July 31, 2006	Previous Fiscal Year (Year ended January 31, 2006)
	Amount on the consolidated balance sheet (million yen)	Amount on the consolidated balance sheet (million yen)	Amount on the consolidated balance sheet (million yen)
(1) Stocks of subsidiaries and affiliates	87	87	87
(2) Other securities			
Unlisted stocks	22	7	7

(Regarding derivatives transactions)

Omitted as disclosure being arranged through EDINET.

(Segment information)

1. Segment information by type of business

The business of the SUMCO Group concentrates on "high-purity silicon", i.e. a single segment, in the previous consolidated period (from February 1, 2005 to July 31, 2005), in the current consolidated fiscal year (from February 1, 2006 to July 31, 2006) and in the current consolidated fiscal year (from February 1, 2005 to January 31, 2006).
Therefore, this section is not applicable for our situation.

2. Geographic segment information

Previous consolidated period (from February 1, 2005 to July 31, 2005)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss						
Sales						
(1) Sales to external customers	71,527	22,262	7,116	100,906	—	100,906
(2) Intersegment sales or transfers	26,171	5,660	1,929	33,762	△33,762	—
Total	97,699	27,923	9,046	134,668	△33,762	100,906
Operating expense	74,570	28,527	9,084	112,183	△30,630	81,552
Operating profit (or loss)	23,128	△604	△38	22,485	△3,131	19,354

(Note)
1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
   (1) North America USA
   (2) Others UK, France, Indonesia
3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 2,671 million yen. Its major component is R & D expenses.

Current consolidated period (from February 1, 2006 to July 31, 2006)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss						
Sales						
(1) Sales to external customers	94,304	26,371	10,126	130,803	—	130,803
(3) Intersegment sales or transfers	34,076	7,369	2,900	44,346	△44,346	—
Total	128,381	33,741	13,027	175,150	△44,346	130,803
Operating expense	92,646	32,690	12,786	138,123	△41,351	96,771
Operating profit (or loss)	35,734	1,051	240	37,027	△2,994	34,032

((Note)
1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
   (1) North America USA
   (2) Others UK, France, Indonesia
3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 2,925 million yen. Its major component is R & D expenses.

Previous consolidated fiscal year (from February 1, 2005 to January 31, 2006)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or corporate (million yen)	Consolidated (million yen)
I. Sales and operating profit/loss						
Sales						
(1) Sales to external customers	153,837	50,514	16,174	220,526	—	220,526
(2) Intersegment sales or transfers	56,332	12,289	4,562	73,184	△73,184	—
Total	210,169	62,804	20,737	293,711	△73,184	220,526
Operating expense	159,584	63,229	20,592	243,406	△67,220	176,186
Operating profit (or loss)	50,585	△424	145	50,305	△5,964	44,340

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
(1) North America USA
(2) Others UK, France, Indonesia
3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 5,465 million yen. Its major component is R & D expenses.

3. Overseas sales

Previous consolidated period (from February 1, 2005 to July 31, 2005)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	19,490	28,890	7,866	56,247
II Consolidated sales (million yen)	—	—	—	100,906
III Ratio of overseas sales to consolidated sales (%)	19.3	28.6	7.8	55.7

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. "Overseas sales" means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

Current consolidated period (from February 1, 2006 to July 31, 2006)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	22,746	41,809	11,856	76,412
II Consolidated sales (million yen)	—	—	—	130,803
III Ratio of overseas sales to consolidated sales (%)	17.4	32.0	9.0	58.4

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. "Overseas sales" means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan

Previous consolidated fiscal year (from February 1, 2005 to January 31, 2006)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	43,671	64,617	18,220	126,509
II Consolidated sales (million yen)	—	—	—	220,526
III Ratio of overseas sales to consolidated sales (%)	19.8	29.3	8.3	57.4

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas is as follows:
   - (1) North America USA and others
   - (2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
   - (3) Europe and others Ireland, Israel, Italy, Germany, France, etc.

3. "Overseas sales" means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan

(Important post-balance sheet events)

Acquisition of shares by tender offer

SUMCO has resolved at the meeting of the Board of Directors held on September 12, 2006 to acquire shares of Komatsu Electronic Metals Co., Ltd by means of a tender offer.

The imformation of this tender-offer is contained in the announcement of the company, released on September 12, 2006.

(TRANSLATION)

This brief statement on the six months ended July 31, 2006 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Non-Consolidated Financial Results for the six months ended July 31, 2006 of Fiscal Year 2006 (ending January 31, 2007)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for the six months ended July 31, 2006 for the fiscal year ending January 31, 2007 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of SUMCO based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

September 12, 2006

Company Name: SUMCO CORPORATION
Listed on: Tokyo Stock Exchange
Code Number: 3436
Headquarters: Tokyo
(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department Genaral Manager, Soichi Ishitoya
Tel: +81-(03)-5444-3915 (Public Relations & IR Department)
Board resolution on the financial results adopted on: September 12, 2006
Stating date for dividend payment: Oct 10, 2006
Unit share system: 100 shares per unit
U.S.GAAP; Not applicable

1. Non Consolidated Business Results for the six months ended July, 2006 (February 1, 2006-July 31, 2006)

(1) Non Consolidated Business Results (Rounded down to the nearest million yen)

	Net Sales		Operating Profit		Ordinary Profit	
	Million yen	%	Million yen	%	Million yen	%
Six months ended July 31, 2006	114,973	29.9	29,728	59.9	27,242	72.3
Six months ended July 31, 2005	88,529	8.3	18,588	25.4	15,812	31.9
YE January 31, 2006	190,312	15.3	41,338	33.3	34,188	34.1

	Net Income		Net Income per Share
	Million yen	%	yen sen
Six months ended July 31, 2006	42,749	347.6	357.14
Six months ended July 31, 2005	9,550	60.6	95.02
YE January 31, 2006	20,766	78.8	198.37

(Notes) 1) Average number of stocks in each period ; July 31, 2006 119,699,953 stocks ;July 31, 2005 100,500,000 stocks
January 31, 2006 104,550,410 stocks
2) Changing in accounting method – No
3) "%" for sales, operating profit, ordinary profit and net income indicates year-to-year comparison.

(2)Financial Positioin

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
Six months ended July 31, 2006	364,260	203,427	55.8	1,699.48
Six months ended July 31, 2005	300,239	91,793	30.6	913.37
YE January 31, 2006	333,259	163,223	49.0	1,363.38

(Note)
1) Stocks issued at end of period July 31, 2006 119,700,000 stocks July 31, 2005 100,500,000 stocks YE January, 2006 119,700,000 stocks
2) Number of treasury stocks at the end of period ; July 31, 2006 62 stocks ; July 31, 2005 None ; YE January, 2006 8 stocks

2. Forecast for Non Consolidated Business Result for Fiscal Year 2007(Feburuay1, 2006-January 31m 2007)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
	Million yen	Million yen	Million yen	Million yen
Full-year	240,000	59,000	55,000	59,000

(Reference) Forecast for net income per share(full-year) 492.90 yen

3. Cash Dividend

	Cash dividen per share (yen)		
	Interim	Year-end	Annual
YE January 31, 2006	—	20.00	20.00
YE January 31, 2007 (actual)	25.00	—	50.00
YE January 31, 2007 (forecast)	—	25.00	

The above forecasts are based on information available as of the date of this announcement and the assumptions made are based on uncertain factors that could affect future business results. Actual business results may materially differ from those expressed in the forecast, subject to various factors that may arise in the future. Please refer to Page 6 of the attachment for more details of the assumptions that have formed the basis of the forecasts and notes on the use of the forecasts.

END



To whom it may concern

Oct 10, 2006

SUMCO to build new 300mm crystal growing facility

SUMCO Corporation (hereafter referred to as "SUMCO") announced today that it will construct a new crystal growing ("CZ") plant building for 300mm silicon wafers in Imari Industrial Park. The new plant is necessary to keep up with anticipated strong future demand for 300mm wafers above SUMCO's current production capacity plan of 760,000 wafers per month.*

Outline of CZ Plant Building

·Location	Yamashiro-cho, Imari-City, Saga Prefecture, Japan
·Construction Start-up	Nov. 2006
·Construction Completion	June 30, 2007
·Building area	Approx. 5,615m²
·Total floor area	Approx. 13,262m²
·Construction	Four stories, steel-frame construction

***Notes:**

SUMCO is already in the process of expanding its 300mm silicon wafer production capacity to 760,000 wafers per month by July , 2008.

SUMCO purchased the site where the new 300mm crystal growing plant will be built on May 11, 2006 and started constructing a wafer-processing fab (Fab No.5) there on July 1, 2006.

END

October 12, 2006

To whom it may concern,

Company Name:	SUMCO CORPORATION
Position of Representative:	Kenjiro Shigematsu, Representative Director
Company Code:	3436 The 1st Section of the Tokyo Stock Exchange
Location of Principal Office:	1-2-1 Shibaura, Minato-ku, Tokyo
Contact Information:	
Position of Person in Charge:	General Manager of Public Relations & IR Dept.
Name:	Soichi Ishitoya
Tel:	03-5444-3915

Announcement of Result of Tender Offer and Notice of Change in Subsidiary

It was resolved at the meeting of our Board of Directors held on September 12, 2006 that we would obtain shares in Komatsu Electronic Metals Co., Ltd. (Code No. 5977, The 2nd Section of the Tokyo Stock Exchange; hereinafter the "Target Company") by means of tender offer (hereinafter the "Tender Offer"), and the Tender Offer was commenced as of September 13, 2006 and completed as of October 11, 2006. We hereby announce the results of the Tender Offer as follows. In addition, we would like to announce that the Target Company and Formosa Komatsu Silicon Corporation (hereinafter the "Target Company's Subsidiary") which is a consolidated subsidiary of the Target Company will become our new consolidated subsidiaries (designated subsidiaries) as a result of the Tender Offer.

Description

I. Result of the Tender Offer

1. Description of Tender Offer (Announced on September 12, 2006)

(1)	Name and address of Tender Offerer:	SUMCO CORPORATION 1-2-1 Shibaura, Minato-ku, Tokyo
(2)	Name of Target Company:	Komatsu Electronic Metals Co., Ltd.
(3)	Kind of share certificates for the	Common Shares

Tender Offer:

(4) Tender Offer Period (TOB Period):

From September 13, 2006 (Wednesday) until October 11, 2006 (Wednesday) (both inclusive; a total of 29 days)

(5) Price of Tender Offer: 2,400 yen per share

2. Results of Tender Offer

(1) Description of Offer

Number of shares intended to have been bought in the Tender Offer: 15,402,000 shares

Number of shares offered: 18,702,900 shares

Number of shares bought: 15,402,000 shares

(2) Success and failure of Tender Offer

Total number of shareholders who offered (shareholder offerors)	Number of shares offered	Number of shares bought	Number of shares to be returned
1	18,702,900 shares	15,402,000 shares	3,300,900 shares

(3) Calculation method utilized when the Tender Offer is conducted through proportional distribution:

Since the total number of share certificates offered for sale in the Tender Offer exceeded the number of shares intended to be bought in the Tender Offer (i.e. 15,402,000 shares), we will not buy any part of such exceeding amount, and we will conduct delivery or other settlement of the buyout of the share certificates through proportional distribution as set forth in Article 27-13, Paragraph 5 of the Securities and Exchange Law and Article 32 of the Cabinet Office Regulations Concerning Disclosure of a Tender Offer of Shares by Persons Other Than the Issuer, as specified in the Announcement of Commencement of Tender Offer and in the Tender Offer Registration Statement.

(4) Change in the number and ratio of shares held after the Tender Offer

Number of shares held prior to the Tender Offer: 0 share (Ratio of Shareholding: 0%)

Number of shares held after the Tender Offer: 15,402,000 shares (Ratio of Shareholding: 51.00%)

		The number of the ratio above is a ratio to the number of issued shares by the Target Company on March 31, 2006.
(5)	Funds required for the Tender Offer:	36,988 million yen

3. Manner and commencement date of settlement

(1) Name and location of the main office of the securities company/bank, etc. which will perform the settlement services for the Tender Offer:

Mitsubishi UFJ Securities Co., Ltd.
4-1 Marunouchi 2-chome, Tokyo

(2) Commencement date of settlement: October 18, 2006 (Wednesday)

(3) Manner of settlement:

After completion of the Tender Offer Period, a notice of purchase of the offered shares or other relevant documents will be sent to the addresses of the shareholder offerors (in the case of a foreign shareholder, these documents will be sent to their standing proxy) without delay. The purchase will be made in cash. The proceeds of the sale of the shares will be remitted by the tender offer agent to the place designated by the shareholder offerors after the commencement of settlement without delay in accordance with the instructions of the shareholder offerors.

4. Places where copies of the Tender Offer Registration Statement will be made available for public inspection

SUMCO CORPORATION	2-1, Shibaura 1-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

II. Description of new subsidiary (Komatsu Electronic Metals Co., Ltd.)

1. Cause of Change

As a result of the Tender Offer, the ratio of the voting rights that we hold in the Target Company is 51.05%, and the Target Company will become our consolidated subsidiary as of October 18, 2006.

2. Description of new subsidiary

(1) Firm name: Komatsu Electronic Metals Co., Ltd.

(2) Representative: Takashi Abe, Representative Director

(3) Location of principal office: 1324-2, Masuragahara-machi, Omura-shi, Nagasaki

(4) Date of Incorporation: April 18, 1960

(5) Main business: Production and distribution of semiconductor silicon wafers, as well as research, development and services incidental thereto

(6) Fiscal end: March 31

(7) Number of employees: 2,023 employees (as of March 31, 2006)

(8) Amount of capital: 11,636 million yen (as of March 31, 2006)

(9) Number of issued shares: 30,200,000 shares (as of March 31, 2006)

(10) Large Shareholders and Ratio of Shareholding (as of March 31, 2006):

Komatsu Ltd.	61.93%
The Master Trust Bank of Japan, Ltd. (Trust Account)	2.07%
The Chase Manhattan Bank NA London SL Omnibus Account (Standing agent: Mizuho Corporate Bank, Ltd. Kabuto-cho Securities Clearance Office)	1.57%
Komatsu Electronic Metals Co., Ltd. Employee Stock Ownership Plan	1.52%
Millennium (Standing agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd. Custody Service Division)	1.42%
JP Morgan Chase Bank 385067 (Standing agent: Mizuho Corporate Bank, Ltd. Kabuto-cho Securities Clearance Office)	1.41%
Credit Suisse Luxembourg SA Depositary Bank (Standing agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd. Custody Service Division)	1.16%
Goldman Sachs International (Standing agent: The Goldman Sachs Group, Inc. Tokyo Branch)	0.94%
Komatsu Electronic Metals Co., Ltd. Cooperative Stock Ownership Plan	0.91%
Sumitomo Mitsui Banking Corporation	0.90%

(11) Trends of business results of recent fiscal years (consolidated)

	Fiscal year ending in March 2005	Fiscal year ending in March 2006
Turnover	74,908 million yen	86,667 million yen
Gross margin	15,325 million yen	18,981 million yen
Operating profit	6,032 million yen	8,970 million yen
Current profit	5,964 million yen	9,945 million yen
Net profit	3,194 million yen	5,598 million yen
Total asset	95,161 million yen	108,282 million yen
Net asset	25,134 million yen	30,771 million yen

3. Expected Date of Change: October 18, 2006 (Wednesday)

III. Description of new subsidiary (FKS) as a result of that the Target Company become our new consolidated subsidiary

1. Description of new subsidiary

(1) Firm name: Formosa Komatsu Silicon Corporation

(2) Representative: Tadashi Watabe, Representative Director

(3) Location of principal office: No. 10, San-Sheng Village, Formosa Plastic Industry Park, Mailiao, Yunlin County.

(4) Date of Incorporation: November 21, 1995

(5) Main business: Production, sales, exports, and imports of silicon wafers and silicon wafer materials

(6) Fiscal end: December 31

(7) Number of employees: 626 employees (as of March 31, 2006)

(8) Amount of capital: 4,960 million new Taiwan dollar (as of March 31, 2006) (Note)

(9) Number of issued shares: 496,075,000 shares (as of March 31, 2006)

(10) Large Shareholders and Ratio of Shareholding (as of March 31, 2006):

Komatsu Electronic Metals Co., Ltd. 50.69%

(11) Trends of business results of recent fiscal years (unconsolidated)

	Fiscal year ending in March 2005	Fiscal year ending in March 2006
Turnover	4,399 million NT	5,170 million NT
Gross margin	1,008 million NT	1,334 million NT
Operating profit	706 million NT	938 million NT
Current profit	721 million NT	1,220 million NT
Net profit	553 million NT	1,174 million NT
Total asset	6,524 million NT	7,813 million NT
Net asset	2,473 million NT	4,822 million NT

(Note) As a result of the issuance of new shares on August 18, 2006, amount of capital becomes 6,000 million new Taiwan dollars as of September 30, 2006.

2. Expected Date of Change: October 18, 2006 (Wednesday)

IV. Future prospects

The influence of the Tender Offer on our business results for the fiscal year ending in January, 2007 will be timely disclosed, when calculated.

END

Exhibit 8

(Brief Description)

October 25, 2006

Semiannual Securities Report

(Report pursuant to Article 24, Paragraph 1 of the Securities and Exchange Law)

Interim of the 8th Fiscal Year
from February 1, 2006 to July 31, 2006

This Semiannual Securities Report concerning the interim fiscal year ended July 31, 2006 (hereinafter called the "Semiannual Securities Report") was, in accordance with the Japanese laws and regulations, filed on October 25, 2006 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection on website of EDINET, at the Head Office of SUMCO Corporation (the "Company") and at The Tokyo Stock Exchange Inc., on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semiannual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the period ended July 31, 2006.

The information in the Semiannual Securities Report which is material to an investment decision is substantially contained in Brief Statement of Consolidated Financial Results for the six months ended July 31 2006 of Fiscal Year 2006 (ending January 31, 2007) and Brief Statement of Non-Consolidated Financial Results for the six months ended July 31, 2006 of Fiscal Year 2006(ending January 31, 2007)